UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

     SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.

     Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

OLIVER PASSAVANT, ESQ.
Jones Day
Grueneburgweg 102
60323 Frankfurt am Main
Federal Republic of Germany

TABLE OF CONTENTS

SIGNATURES

Exhibit (h)	The Federal Republic of Germany – Recent Developments

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005 as follows:

1.	Exhibit (h) is hereby replaced in its entirety with the text set forth in the revised Exhibit (h) hereto.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 14th day of November, 2006.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Hans Jürgen Ploog
	Name:	Hans Jürgen Ploog
	Title:	Managing Director
Member of the Management Board

By:	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description

(h)	The Federal Republic of Germany – Recent Developments

EXHIBIT (h)

Recent Developments - The Federal Republic of Germany

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product

GROSS DOMESTIC PRODUCT, PRICE-ADJUSTED, CHAIN-LINKED
(adjusted for seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year

1st quarter 2005	0.6%	0.6%
2nd quarter 2005	0.3%	0.8%
3rd quarter 2005	0.5%	1.5%
4th quarter 2005	0.3%	1.7%
1st quarter 2006	0.7%	1.8%
2nd quarter 2006	0.9%	2.4%

     The last time that GDP rose in a quarter as significantly when compared with a preceding quarter as it did in the second quarter of 2006 was five years ago. The most recent available GDP data show a continuation of the upward trend of economic growth that commenced in 2005. Economic growth in the second quarter of 2006 was based mainly on domestic demand even though final consumption expenditure decreased. Capital formation in construction and in machinery and equipment and changes in inventories were important contributors to economic growth in the second quarter of 2006. The expansion of foreign trade slowed somewhat in the second quarter of 2006, so that price-adjusted net exports made only a small positive contribution to growth.

     In the first quarter of 2006, both domestic and foreign demand contributed to real economic growth. Final consumption expenditure of households and non-profit institutions serving households and net exports were the most important contributors to growth in this quarter.

Source: Statistisches Bundesamt, Detailed results on the economic performance in the 2nd quarter of 2006, Press release, 24 August 2006 (http://www.destatis.de/presse/englisch/pm2006/p3400121.htm).

Inflation Rate

INFLATION RATE
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year

September 2005	0.4%	2.5%
October 2005	0.0%	2.3%
November 2005	-0.5%	2.3%
December 2005	0.9%	2.1%
January 2006	-0.5%	2.1%
February 2006	0.4%	2.1%
March 2006	0.0%	1.8%
April 2006	0.4%	2.0%
May 2006	0.2%	1.9%
June 2006	0.2%	2.0%
July 2006	0.4%	1.9%
August 2006	-0.1%	1.7%
September 2006	-0.4%	1.0%

     The year-on-year rate of price increase continues to be very strongly influenced by energy prices. The year-on-year rate of price increase in September 2006 was the lowest rate of change in two and one-half years. The low rate of price increase, as well as the decline in prices between August 2006 and September 2006, mainly reflected falling prices for oil products. Two statistical basis-related effects also kept the year-on-year rate of price increase in check. First, oil prices peaked in September 2005 due, in part, to the effects of Hurricane Katrina. Second, the rise in the tobacco tax of September 1, 2005 ceased to affect the rate of price change after one year, in September 2006.

     As a result of various administrative (i.e., government) measures taken in the past (for example, tobacco tax rises), the year-on-year rate of change of the overall index excluding products with administered prices was below the level of the overall index from April 2003 to April 2006 at times by up to 0.9 percentage points. From reference month May 2006, these administrative measures had all been in place for a full year and, accordingly, the year-on-year rates of change no longer reflect this effect.

Sources: Statistisches Bundesamt, Consumer Prices in September 2006: +1.0% on September 2005, Press release, 12 October 2006 (http://www.destatis.de/presse/englisch/pm2006/p4320051.htm); Statistisches Bundesamt, Consumer Prices in June 2006: +2.0% on June 2005, Press release, 13 July 2006 (http://www.destatis.de/presse/englisch/pm2006/p2830051.htm).

Unemployment Rate

UNEMPLOYMENT RATE
(percent of unemployed persons in the total labor force according to the
International Labor Organization definition)

Reference period	Original percentages	Seasonally adjusted percentages

September 2005	7.9%	8.2%
October 2005	8.3%	8.8%
November 2005	8.2%	8.9%
December 2005	7.9%	9.0%
January 2006	8.8%	8.7%
February 2006	9.4%	8.5%
March 2006	8.8%	8.3%
April 2006	8.3%	7.9%
May 2006	8.3%	8.0%
June 2006	7.8%	8.0%
July 2006	8.1%	8.0%
August 2006	8.5%	8.3%
September 2006	8.1%	8.3%

     In September 2006, the number of persons in employment increased by 345,000 (+0.9%) as compared with September 2005. At the same time, the number of unemployed persons rose by 120,000 (+3.3%) in September 2006 as compared with September 2005.

Source: Statistisches Bundesamt, ILO labour market statistics September 2006, Press release, 2 November 2006. (http://www.destatis.de/presse/englisch/pm2006/p4600031.htm)

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to September 2006	January to September 2005

Foreign trade	+117.5	+125.8
Services	-21.5	-23.2
Factor income (net)	+4.4	+5.1
Current transfers	-18.4	-21.4
Supplementary trade items	-14.7	-14.3

Current account	+67.2	+72.1

Source: Statistisches Bundesamt, German Exports in September 2006: +14.6% on September 2005, Press release, 8 November 2006 (http://www.destatis.de/presse/englisch/pm2006/p4660181.htm).

Fiscal Maastricht Criteria

FISCAL MAASTRICHT CRITERIA
(calculated on the basis of Germany’s October 2006 Excessive Deficit Procedure notification table, in percent of nominal GDP)

Reference period	General government balance	General government gross debt

2005	-3.2%	67.9%
2006	-2.6%	68.7%

     In its October 2006 Excessive Deficit Procedure notification table submitted to the European Council on September 28, 2006, Germany projected a revised expected general government deficit for 2006 of 2.6% of GDP, a rate that would meet the 3% requirement of the Growth and Stability Pact. The Council of the European Union met on October 10, 2006 to discuss the European Commission’s assessment of action taken by Germany to remedy the situation of excessive deficit. The Council shared the view of the Commission that no further steps in the excessive deficit procedure in respect of Germany are needed at present. However, a final decision to dismiss the excessive deficit procedure can only be taken in 2007.

Source: Germany’s October 2006 Excessive Deficit Procedure notification table, “Reporting of Government Deficits and Debt Levels,” submitted September 28, 2006 (http://epp.eurostat.ec.europa.eu/pls/portal/docs/PAGE/PGP_DS_GFS/PGE_DS_GFS_3/DE_OCT06_1.PDF); 2753rd Council meeting, Economic and Financial Affairs, Luxembourg, 10 October 2006, Press Release (provisional version) (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/91272.pdf); Erfolg für deutsche Finanzpolitik: Haushalt 2006 erfüllt Maastricht-Kriterien, Press release 28 September 2006 (http://www.bundesregierung.de/Content/DE/Pressemitteilungen/BMF/2006/09/2006-09-28-erfolg-fuer-deutsche-finanzpolitik,layoutVariant=Druckansicht.html); EU setzt Defizitverfahren gegen Deutschland aus, Press release 10 October 2006(http://www.bundesregierung.de/Content/DE/Artikel/2006/10/2006-10-10-eu-stellt-defizitverfahren-ein,layoutVariant=Druckansicht.html).

Information provided on web sites referenced in this Amendment No. 2 to the Annual Report do not form part of this Amendment No. 2 to the Annual Report.